Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 15, 2021 to Prospectus dated June 26, 2020

Registration No. 333-239472

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

November 15, 2021

	2021 Series A 2.30% Senior Notes due 2031	2021 Series B 2.95% Senior Notes due 2051
Principal Amount:	$500,000,000	$500,000,000
Expected Ratings* (Moody’s/S&P/Fitch):	A2 (stable outlook) / BBB+ (positive outlook) / A (stable outlook)	A2 (stable outlook) / BBB+ (positive outlook) / A (stable outlook)
Trade Date:	November 15, 2021	November 15, 2021
Settlement Date (T+5)**:	November 22, 2021	November 22, 2021
Final Maturity Date:	November 15, 2031	November 15, 2051
Interest Payment Dates:	May 15 and November 15	May 15 and November 15
First Interest Payment Date:	May 15, 2022	May 15, 2022
Optional Redemption:	Make Whole Call at T+15 bps prior to August 15, 2031; Par Call on or after August 15, 2031	Make Whole Call at T+15 bps prior to May 15, 2051; Par Call on or after May 15, 2051
Benchmark Treasury:	1.375% due November 15, 2031	2.000% due August 15, 2051
Benchmark Treasury Yield:	1.625%	2.011%
Spread to Benchmark Treasury:	+70 bps	+95 bps
Reoffer Yield:	2.325%	2.961%
Coupon:	2.30%	2.95%
Price to Public:	99.779% of the principal amount	99.783% of the principal amount
Proceeds to the Company Before Expenses:	99.129% of the principal amount	98.908% of the principal amount
CUSIP/ISIN:	927804 GE8/US927804GE83	927804 GF5/US927804GF58
Joint Book-Running Managers:	BMO Capital Markets Corp., BofA Securities, Inc., Mizuho Securities USA LLC, PNC Capital Markets LLC, Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc.
Co-Managers:	Bancroft Capital LLC and R. Seelaus & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated November 15, 2021, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BMO Capital Markets Corp.	1-800-414-3627 (toll-free)
BofA Securities, Inc.	1-800-294-1322 (toll-free)
Mizuho Securities USA LLC	1-866-271-7403 (toll-free)
PNC Capital Markets LLC	1-855-881-0697 (toll-free)
Scotia Capital (USA) Inc.	1-800-372-3930 (toll-free)
SMBC Nikko Securities America, Inc.	1-888-868-6856 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the fifth business day following the date of this final term sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding two business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.